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Exhibit

Exhibit            Description

99.1	Announcement on 2016/07/27: Important Resolutions from 13th term 9th Board Meeting

99.2	Announcement on 2016/07/27: UMC’s donation to UMC Science and Culture Foundation

99.3	Announcement on 2016/07/27: UMC announced its operating results for the second quarter of 2016

99.4	Announcement on 2016/07/29: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

99.5	Announcement on 2016/08/01: To announce related materials on acquisition of machinery and equipment

99.6	Announcement on 2016/08/04: To announce related materials on disposal of common shares of Nien Made Enterprise Co., Ltd. on behalf of Fortune Venture Capital Corporation

99.7	Announcement on 2016/08/09: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

99.8	Announcement on 2016/08/10: To announce related materials on acquisition of machinery and equipment

99.9	Announcement on 2016/08/17: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

99.10	Announcement on 2016/08/19: To announce related materials on acquisition of machinery and equipment

99.11	Announcement on 2016/08/25: To announce related materials on acquisition of machinery and equipment

99.12	Announcement on 2016/08/09 July Revenue

99.13	Announcement on 2016/08/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Important Resolutions from 13th term9th Board Meeting

1.Date of occurrence of the event:2016/07/27

2.Company name:UNITED MICROELECTRONICS CORP.

3.Relationship to the Company (please enter “head office” or

“subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:

The board meeting has approved important resolutions as follows:

(1)Approved 2Q 2016 Financial Statement. The Company’s consolidated revenue for the second quarter of 2016 was NT$37.00 billion and net income attributable to the stockholders of the parent was NT$2.58 billion, with EPS of NT$0.21.

(2)Approved this round’s capital budget execution of NTD 22,685 million towards capacity deployment for UMC group.

(3)Approved UMC’s donation of NTD$1 million, to UMC Science and Culture Foundation.

6.Countermeasures:None

7.Any other matters that need to be specified:None

Exhibit 99.2

UMC’s donation to UMC Science and Culture Foundation

1.Date of occurrence of the event:2016/07/27
2.The reason for the donation:To promote the philosophy of environmental protection, energy saving and safety to fulfill corporate social responsibility commitment
3.The total amount of the donation:NT$ 1 million
4.Counterparty to the donation: UMC Science and Culture Foundation
5.Relationship to the Company:
A non-profit organization of which the funds donated from the enterprise exceeds one third of the non-profit organization’s total funds
6.Name and resume of the independent director that expressed objection or reservation:None
7.Contents of the objection or reservation:None
8.Any other matters that need to be specified:None

Exhibit 99.3

UMC announced its operating results for the second quarter of 2016

1.Date of occurrence of the event:2016/07/27
2.Company name:UNITED MICROELECTRONICS CORP.
3.Relationship to the Company (please enter “head office” or “subsidiaries”):head office
4.Reciprocal shareholding ratios:N/A
5.Cause of occurrence:
UMC Reports Second Quarter 2016 Results 2Q16 28nm revenue more than doubled QoQ, foresee 3Q16 28nm contribution to hit 20%
United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the second quarter of 2016.
Second quarter consolidated revenue was NT$37.00 billion, up 7.5% quarterly from NT$34.40 billion in 1Q16 and down 2.7% YoY from NT$38.01 billion in 2Q15. 2Q16 consolidated gross margin was 22.4%. Net income attributable to the stockholders of the parent was NT$2.58 billion, with earnings per ordinary share of NT$0.21.
Mr. Po-Wen Yen, CEO of UMC, said “In the second quarter of 2016, our foundry revenue increased 7.5% sequentially to NT$36.87 billion. We achieved foundry operating margin of 7.1%. Overall capacity utilization was 89%, bringing wafer shipments to 1.51 million 8-inch equivalent wafers. As the latest semi inventory cycle came to an end, 2Q16 reflected a return to semiconductor seasonality as chip demand improved.
As a result, UMC experienced a surge in 28nm business, especially from communication customers. Many of the chips found in the newly released smartphone models have adopted our 28nm solutions, which helped trigger our 28nm revenue growth that began in 2Q16. For the consumer segment,
UMC has also delivered other 28nm volume production ICs in areas such as DTV and set top box to help further boost 28nm utilization. The widespread adoption of our 28nm process technologies underscores the technology readiness and value that UMC provides to the IC industry.”
CEO Yen continued, “Looking into next quarter, we anticipate a slight increase to our overall foundry revenue, with 28nm revenue contribution expected to reach 20% or more. Our 40nm demand is also expected to remain stable. As our advanced node performance remains on track, we do anticipate a decline in 8” demand due to changes in customer mix and market dynamics. While we continue to expand additional 28nm capacity at Fab 12A in Tainan, UMC’s 12” Xiamen operations, 12X, is set to begin pilot production. As such, UMC will accrue higher quarterly depreciation and operating expenses. However, we expect our high 28nm utilization rate and the revenue recognition when 12X enters production at year’s end to somewhat offset a portion of the accrued depreciation and operating expense. We foresee 12X to aggressively capitalize on the fast growing Chinese semiconductor market and provide our customers with a viable solution for local foundry services in China. We believe 12X will play a key role as a critical manufacturing base as it ramps to economy of scale”
Third Quarter of 2016 Outlook & Guidance :
Wafer Shipments: To increase by 2-3%
ASP in NTD: To remain flat
Profitability: Gross profit margin will be approximately 20%
Foundry Segment Capacity Utilization: Approximately mid-80% range
2016 CAPEX for Foundry Segment: US$2.2bn
6.Countermeasures:N/A
7.Any other matters that need to be specified:N/A

Exhibit 99.4

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/07/23~2016/07/29
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: NT$ 606,406,500; total transaction price: NT$ 606,406,500
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East Asia Pte. Ltd.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/07/13~2016/08/01
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: NT$ 843,450,825; total transaction price: NT$ 843,450,825
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East Asia Pte. Ltd.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.6

To announce related materials on disposal of common shares of Nien Made Enterprise Co., Ltd. on behalf of Fortune Venture Capital Corporation t

Date of events:2016/08/04

1.Name of the securities: common shares of Nien Made Enterprise Co., Ltd.
2.Trading date: 2016/01/08~2016/08/04
3.Trading volume, unit price, and total monetary amount of the transaction:
Trading volume: 1,296,521 shares, unit price: NTD 236.12,
total monetary amount: NTD 306,131,481
4.Gain (or loss) (not applicable in case of acquisition of securities):NTD 181,648,685
5.Relationship with the underlying company of the trade: none
6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):
Fortune Venture Capital Corporation
cumulative volume:1,796,466 shares; amount: NTD 172,484,007 ;
percentage of holdings:0.61%; status of any restriction of rights: none
TLC Capital Co., Ltd.
cumulative volume:2,067,987 shares; amount: NTD 198,553,534 ;
percentage of holdings:0.71%;status of any restriction of rights: none
Unitruth Investment Corporation
cumulative volume:175,578 shares; amount: NTD 16,857,777 ;

percentage of holdings:0.06%; status of any restriction of rights: none

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:
ratio of total assets:1.09%;
ratio of shareholder’s equity:1.85%;
the operational capital as shown in the most recent financial statement: NTD 23,552,670,000
8.Concrete purpose/objective of the acquisition or disposal: financing operation
9.Do the directors have any objections to the present transaction?:no
10.Any other matters that need to be specified: none

Exhibit 99.7

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/07/15~2016/08/09
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: NT$ 731,814,041; total transaction price: NT$ 731,814,041
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.8

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/05/26~2016/08/10
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: NT$ 613,163,610; total transaction price: NT$ 613,163,610
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.9

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/07/30~2016/08/17
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: NT$ 606,286,813; total transaction price: NT$ 606,286,813
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East Asia Pte. Ltd.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.10

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/06/06~2016/08/19
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: NT$ 558,779,811; total transaction price: NT$ 558,779,811
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.11

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/08/17~2016/08/25
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: NT$ 521,111,284; total transaction price: NT$ 521,111,284
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.12

United Microelectronics Corporation
August 08, 2016

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of July 2016.

1)	Sales volume (NT$ Thousand)

Period	Items	2016	2015	Changes%
July	Net sales	12,495,406	12,703,929	(208,523)(-1.64%)
Year-to-Date	Net sales	83,896,002	88,365,127	(4,469,125)(5.06%)

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,700,000	1,700,000	43,530,630
Note : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 1,700 million.

4)	Financial derivatives transactions : None

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	3,122,280	0
Fair Value	23,577	0
Net Profit from Fair Value	23,569	0
Written-off Trading Contracts	22,791,345	0
Realized profit (loss)	157,106	0

Exhibit 99.13

United Microelectronics Corporation
For the month of July, 2016

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of June 30, 2016	Number of shares as of July 31, 2016	Changes

—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares
		pledged as of	pledged as of
Title	Name	June 30, 2016	July 31, 2016	Changes
—	—	—	—	—